June 5, 2015

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Re:	The Providence Service Corporation
Withdrawal of Registration Statement on Form S-3 (File No. 333-149738)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), The Providence Service Corporation (the “Company”) hereby respectfully submits an application to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-149738) filed on March 14, 2008, as amended on April 29, 2009 (the “Registration Statement”), together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is requesting withdrawal of the Registration Statement because the disclosures contained therein are no longer current and the Company has elected to withdraw the Registration Statement in lieu of amending it. The Company confirms that the Registration Statement has not been declared effective and no securities have been sold pursuant thereto.

Upon granting the Commission’s consent, please fax a copy of the order withdrawing the Registration Statement to the attention of the Company’s outside counsel, Elizabeth H. Noe of Paul Hastings LLP at (404) 685-5287.

Please do not hesitate to contact Elizabeth H. Noe at (404) 815-2287 if there are any comments or questions concerning the foregoing.

Very truly yours,

THE PROVIDENCE SERVICE CORPORATION

By:	/s/ Michael-Bryant Hicks
Name:	Michael-Bryant Hicks
Title:	Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer